Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of [ • ], 2017, between Sphere 3D Corp., a corporation organized under the laws of the Province of Ontario (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933 as amended (the “Securities Act”) and Rule 506(b) promulgated thereunder, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1                  Definitions. In addition to the terms defined elsewhere in this Agreement the following terms have the meanings set forth in this Section 1.1:

“Action” shall have the meaning ascribed to such term in Section 3.1(j) .

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Canadian Purchaser” means a Purchaser that is resident in or otherwise subject to the securities laws of a jurisdiction of Canada.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the common shares Common Shares of the Company, no par value, and any other class of securities into which such Common Shares may hereafter be reclassified or changed.

“Common Shares Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Company Counsel” means O’Melveny & Myers LLP.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(s) .

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” shall have the meaning ascribed to such term in Section 4.9(b) .

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h) .

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(aa) .

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(p) .

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b) .

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(n) .

“Per Share Purchase Price” means $5.00.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Registration Rights Agreement” means the Registration Rights Agreements, dated the date hereof, among the Company and each Purchaser, in the form of Exhibit B attached hereto.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e) .

“Resale Registration Statement” means a registration statement on Form F-3, or if a registration statement on Form F-3 is not available, a registration statement on Form F-1 or any similar registration statement, registering for the resale of the Shares and the Warrant Shares the Company is obligated to file pursuant to the Registration Rights Agreements, by and among the Company and each Purchaser, each dated the date hereof, which such registration statement is for the resale of the Shares and the Warrant Shares.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h) .

“Securities” means the Shares and the Warrants.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Common Shares issuable to each Purchaser pursuant to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location, reservation of borrowable Common Shares and/or borrowing of Common Shares).

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for the Shares and the Warrants purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any subsidiary of the Company as set forth on Schedule 3.1(a) and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB, OTCQX, OTCBB or OTC Pink Sheets (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Warrants, the Registration Rights Agreements and all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means TMX Equity Transfer Services, the current transfer agent of the Company, with a mailing address of 200 University Ave., Suite 300 Toronto, Ontario M5H 4H1 and a facsimile number of (416) 361-0470, and any successor transfer agent of the Company.

“Warrants” means Common Share purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, in the form of Exhibit A attached hereto.

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

ARTICLE II.
PURCHASE AND SALE

2.1                  Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of (i) $5,000,000 of Shares for each Purchaser equal to such Purchaser’s Subscription Amount for Shares as set forth on the signature page hereto executed by such Purchaser divided by the Per Share Purchase Price, and (ii) Warrants, as determined pursuant to Section 2.2(a) . The Company shall deliver to each Purchaser its respective Shares, and a Warrant as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Section 2.3, the Closing shall occur at the offices of Company Counsel in San Francisco or such other location as the parties shall mutually agree. Unless other arrangements have been made with a particular Purchaser, upon confirmation that the other conditions to Closing (as defined below) specified herein have been satisfied or duly waived by the Purchasers, the Company will deliver to Company Counsel, in trust, a certificate or certificates, registered in such name or names as the Purchasers may designate, representing the Shares, with instructions that such certificates are to be held for release to the Purchasers only upon payment in full of the Subscription Amounts to the Company by all Purchasers. Unless other arrangements have been made with a particular Purchaser, upon such receipt by Company Counsel of the certificates issuable to a Purchaser, such Purchaser shall promptly, but no more than one (1) Business Day thereafter, cause a wire transfer in same day funds to be sent to the account of the Company as instructed in writing by the Company, in an amount representing such Purchaser’s Subscription Amount. On the date (the “Closing Date”) the Company receives the Subscription Amounts of all the Purchasers, the certificates evidencing the Shares shall be released to the Purchasers (the “Closing”).

2.2                  Deliveries.

(a)                  On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i)                  this Agreement duly executed by the Company;

(ii)                  a Warrant registered in the name of such Purchaser to purchase up to a number of Common Shares equal to one hundred percent (100%) of the sum of such Purchaser’s Shares, with an exercise price equal to $5.25, subject to adjustment therein; and

(iii)                  such Purchaser’s respective Registration Rights Agreement substantially in the form of Exhibit B hereto, duly executed by the Company.

(b)                  On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company, as applicable, the following:

(i)                  this Agreement duly executed by such Purchaser;

(ii)                  such Purchaser’s Subscription Amount as set forth in Section 2.1; and

(iii)                  such Purchaser’s duly executed Registration Rights Agreement substantially in the form of Exhibit B hereto.

2.3                  Closing Conditions.

(a)                  The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)                  the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or material adverse effect, in all respects) on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date), including, in the case of Canadian Securities Purchasers, Schedule I (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)                  all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii)                  the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b)                  The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i)                  the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)                  all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii)                  the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv)                  there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v)                  from the date hereof to the Closing Date, trading in the Common Shares shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1                  Representations and Warranties of the Company. Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby makes the following representations and warranties to each Purchaser:

(a)                  Subsidiaries. All of the Company’s Subsidiaries are set forth on Schedule 3.1(a) . The Company owns, directly or indirectly, all of the capital stock or other equity interests of such Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of such Subsidiary are validly issued, fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. If the Company has no subsidiaries, all other references to the Subsidiaries or any of them in the Transaction Documents shall be disregarded.

(b)                  Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)                  Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)                  No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the issuance and sale of the Warrant Shares in accordance with the terms of the Warrants and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) after obtaining the Required Approvals, conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e)                  Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (i) the notice and/or application(s) to each applicable Trading Market for the issuance and sale of the Securities and the listing of the Shares and Warrant Shares for trading thereon in the time and manner required thereby, (ii) any such consent, waiver, authorization or order of, notice to, or filing or registration with the Financial Industry Regulatory Authority, Inc., or under state securities or Blue Sky laws, and (iii) as set forth in Schedule 3.1(e) (collectively, the “Required Approvals”).

(f)                  Issuance of the Securities; Registration. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Warrant Shares, when issued and paid for in accordance with the terms of the Warrants, will be validly issued, fully paid, non-assessable and free and clear of all Liens imposed by the Company. The Company has reserved from its duly authorized capital stock the maximum number of Common Shares issuable pursuant to this Agreement and the maximum number of Common Shares issuable upon exercise of the Warrants. The Securities are being issued and sold pursuant to this Agreement in a private transaction exempt from registration under the Securities Act in reliance on an exemption provided by Section 4(a)(2) thereof and/or Regulation D thereunder.

(g)                  Capitalization. The capitalization of the Company is as set forth on Schedule 3.1(g), which Schedule 3.1(g) shall also include the number of Common Shares owned beneficially, and of record, by Affiliates of the Company as of [ ], 2017. The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options or payment of vested stock awards under the Company’s stock plans, the issuance of Common Shares to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion and/or exercise of Common Shares Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act. Except as set forth in Schedule 3.1(g), no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents that has not been validly waived or satisfied. Except as set forth in Schedule 3.1(g) and as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any Common Shares or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Common Shares or Common Shares Equivalents or capital stock of any Subsidiary. Except as set forth in Schedule 3.1(g), the issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue Common Shares or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. Except as set forth in Schedule 3.1(g), there are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. Except as set forth in Schedule 3.1(g), the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth in Schedule 3.1(g), no further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities or the Warrant Shares. Except as set forth in Schedule 3.1(g), there are no shareholders’ agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(h)                  SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as disclosed on Schedule 3.1(h), the Company has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i)                  Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof or as set forth in Schedule 3.1(i): (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information. No event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made.

(j)                  Litigation. Except as set forth on Schedule 3.1(j) or disclosed in the SEC Reports, There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents, the Securities or the Warrant Shares or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Except as disclosed in the SEC Reports, neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. Except as disclosed in the SEC Reports, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k)                  Labor Relations. No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, no executive officer of the Company or any Subsidiary is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l)                  Compliance. Except as set forth on Schedule 3.1(l), neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(m)                  Environmental Laws. The Company and its Subsidiaries (i) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval other than with respect to such non-compliance or failure to receive permits, licenses or other approvals that could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(n)                  Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(o)                  Title to Assets. Except as set forth on Schedule 3.1(o), the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with GAAP and, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance other than with respect to such non-compliance that could not be reasonably expected to have a Material Adverse Effect.

(p)                  Intellectual Property. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights as necessary or required for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). None of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement, which the Company does not intend to renew. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as could not have or reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q)                  Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage at least equal to the aggregate Subscription Amount. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(r)                   Transactions With Affiliates and Employees. Except as set forth in the SEC Reports, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of $100,000 other than for: (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(s)                  Sarbanes-Oxley; Internal Accounting Controls. The Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(t)                  Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(u)                  Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(v)                  Registration Rights. Except as set forth on Schedule 3.1(v), no Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

(w)                  Listing and Maintenance Requirements. The Common Shares is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as set forth on Schedule 3.1(w) or disclosed in the SEC Reports, the Company has not, in the twelve (12) months preceding the date hereof, received notice from any Trading Market on which the Common Shares is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. Except as set forth on Schedule 3.1(w) or disclosed in the SEC Reports, the Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The Common Shares is currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(x)                  Application of Takeover Protections. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Warrant Shares, and the Purchasers’ ownership of the Securities and Warrant Shares.

(y)                  Disclosure. All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve (12) months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(z)                  No Integrated Offering. Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities or the Warrant Shares to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would cause the offering of the Securities to be integrated with other offerings in a manner that would require the registration under the Exchange Act with respect to the sale or issuance of the Warrants or Warrant Shares or for purposes of any such applicable stockholder approval provisions.

(aa)                  Solvency. Except as otherwise provided in the SEC Reports, based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, the Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. Schedule 3.1(aa) sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $150,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $150,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(bb)                  Tax Status. Except as set forth on Schedule 3.1(bb) and for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. Except as set forth on Schedule 3.1(bb), there are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(cc)                  Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of FCPA.

(dd)                  Accountants. The Company’s accounting firm is set forth on Schedule 3.1(dd) of the Disclosure Schedules. To the knowledge and belief of the Company, such accounting firm is a registered public accounting firm as required by the Exchange Act.

(ee)                  Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(ff)                  Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities and the Warrant Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities or Warrant Shares, or (iii) within the restricted period required by Regulation M, paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(gg)                  Stock Option Plans. Each stock option granted by the Company under the Company’s stock option plan was granted (i) in accordance with the terms of the Company’s stock option plan and (ii) with an exercise price at least equal to the fair market value of the Common Shares on the date such stock option would be considered granted under GAAP and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no, and has been no, Company policy or practice to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(hh)                  Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(ii)                  U.S. Real Property Holding Corporation. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Purchaser’s request.

(jj)                  Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, 5% or more of the outstanding shares of any class of voting securities or 25% or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(kk)                  Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(ll)                  Private Placement; No General Solicitation. Assuming the accuracy of each of the representations and warranties set forth in Section 3.2 of this Agreement, the offer and issuance by the Company of the Shares and the Warrants is exempt from registration under the Securities Act. Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Shares or the Warrants.

(mm)                  Regulation D Securities. None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Buyers a copy of any disclosures provided thereunder.

(nn)                  Foreign Private Issuer Status. Except as set forth on Schedule 3.1(nn), the Company represents that it (i) is a valid “Foreign Private Issuer” under the Securities Act, the Exchange Act, The Nasdaq Global Market and all rules and regulations promulgated thereunder; (ii) is exempt from The Nasdaq Global Market’s “20% Rule”; (iii) has complied with all conditions of the Securities Act, the Exchange Act, The Nasdaq Global Market and all rules and regulations promulgated thereunder, necessary to be deemed a “Foreign Private Issuer” and be exempt from The Nasdaq Global Market’s “20% Rule”; and (iv) is exempt from NASDAQ Rule 5635(d).

3.2                  Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a)                  Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)                  Such Purchaser is acquiring the Securities and the Warrant Shares in the ordinary course of its business. Such Purchaser acknowledges that the Securities may be subject to resale restrictions under applicable Canadian Securities laws, as set forth in Schedule I hereto; provided, that the foregoing shall not apply to any sale on a U.S. Trading Market if the Purchaser does not knowingly sell to a Canadian person.

(c)                  Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants it will in the case of a Purchaser that is not a Canadian Purchaser be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. A Canadian Purchaser shall have completed, executed and delivered Schedule I hereto and shall be deemed to have made the representations, warranties and covenants set forth in Schedule I hereto.

(d)                  Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities and the Warrant Shares, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and the Warrant Shares, and, at the present time, is able to afford a complete loss of such investment.

(e)                  Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the Warrant Shares, and the merits and risks of investing in the Securities and the Warrant Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(f)                  Transfer or Resale. Such Purchaser understands that: (i) the Shares, the Warrants and the Warrant Shares have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Purchaser shall have delivered to the Company an opinion of counsel, in a generally acceptable form, at the Company’s expense, to the effect that such securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Purchaser provides the Company with reasonable assurance that such securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, as amended, (or a successor rule thereto); (ii) any sale of the Shares, the Warrants and Warrant Shares made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of such securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the Commission thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

(g)                  Share/Warrant Share Legend. Such Purchaser understands that:

(i)                  the certificates or other instruments representing the Shares and the Warrants and, until such time as the resale of the Shares or the Warrant Shares, as the case may be, have been registered for resale under the Securities Act, the common share certificates representing the Shares or the Warrant Shares, as the case may be, except as set forth below, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(ii)                  if required by the provincial authorities of any Canadian province in connection with the issuance of sale of the Securities, the legend required by such provincial authority, including the legend set forth in Schedule IV hereto.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1                  Shares and Warrant Shares. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrant Shares is exercised via cashless exercise, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends. If at any time following the date hereof the Resale Registration Statement (or any subsequent registration statement registering the sale or resale of the Shares and Warrant Shares) is not effective or is not otherwise available for the sale or resale of the Shares and Warrant Shares, the Company shall immediately notify the holders of the Securities in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the Shares and Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or any Purchaser to sell, any of the Shares or Warrant Shares in compliance with applicable federal and state securities laws). The Company shall use its best efforts to keep a registration statement (including the Resale Registration Statement) registering the issuance or resale of the Shares and Warrant Shares effective during the term of the Warrants.

4.2                  Acknowledgment of Dilution. The Company acknowledges that the issuance of the Securities and the Warrant Shares may result in dilution of the outstanding Common Shares, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Warrant Shares pursuant to exercise of the Warrants are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

4.3                  Furnishing of Information; Public Information. Until the earliest of the time that (i) no Purchaser owns Securities, or (ii) the Warrants have expired, the Company covenants to maintain the registration of the Common Shares under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

4.4                  Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities or the Warrant Shares for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.5                  Exercise Procedures. The Warrants each set forth the totality of the procedures required of the Purchasers in order to exercise the Warrants. Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants. No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Warrants. The Company shall honor exercises of the Warrants and shall deliver the Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.6                  Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company covenants and agrees that neither it, nor any other Person acting on its behalf has provided nor will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.7                  Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for general corporate purposes and shall not use such proceeds in violation of FCPA or OFAC regulations.

4.8                  Reservation and Listing of Securities.

(a)                  The Company shall maintain a reserve from its duly authorized Common Shares for issuance pursuant to the Transaction Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

(b)                  The Company shall, if applicable: (i) in the time and manner required by the principal Trading Market, prepare and file with such Trading Market an additional shares listing application covering a number of Common Shares at least equal to the Shares and the Warrant Shares on the date of such application, (ii) take all steps necessary to cause such Common Shares to be approved for listing or quotation on such Trading Market as soon as possible thereafter, (iii) provide to the Purchasers evidence of such listing or quotation and (iv) maintain the listing or quotation of such Common Shares on such Trading Market or another Trading Market. The Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.9                  [Reserved].

4.10                  Registration of the Shares and Warrant Shares. Following the Closing, the Company shall file the Resale Registration Statement in accordance with the Registration Rights Agreements.

ARTICLE V.
MISCELLANEOUS

5.1                  Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before [ • ], 2017; provided, however, that such termination will not affect the right of any party to sue for any breach by any other party (or parties).

5.2                  Company’s Fees and Expenses. The Company has agreed to bear all fees, disbursements and expenses (including but not limited to all representations) in connection with the transactions contemplated herein, including, without limitation, the Company’s legal and accounting fees and disbursements, and the costs of printing, reproducing and distributing any transaction document by mail, telex or other means of communications; provided, however, unless other arrangements have been made with a particular Purchaser, the Company shall not be liable for any out-of-pocket fees and expenses (including any legal fees) incurred by any Purchaser in connection with the transactions contemplated herein. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any conversion or exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities or the Warrant Shares to the Purchasers.

5.3                  Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4                  Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address, facsimile number and email address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall promptly file such notice with the Commission pursuant to a Current Report on Form 6-K.

5.5                  Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed by the Company and Purchasers which purchased (or prior to the Closing Date, agreed to purchase) at least a majority in interest of the Shares based on the initial Subscription Amounts hereunder, provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser. Any amendment effected in accordance with accordance with this Section 5.5 shall be binding upon each Purchaser and subsequent holder of Securities and the Warrant Shares, and the Company.

5.6                  Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7                  Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities or the Warrant Shares, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities or the Warrant Shares, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8                  No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in this Section 5.8.

5.9                  Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10                  Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

5.11                  Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12                  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13                  Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.14                  Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.15                  Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.16                  Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.17                  Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

5.18                  WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SPHERE 3D CORP.	Address for Notice:

Sphere 3D Corp.
240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
Tel: (858) 495.4211
Fax: (858) 495-4267
Email: kkalbfleisch@overlandstorage.com

By: _____________________________________________________________
Name:
Title:

With a copy to (which shall not constitute notice):

O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Tel: (650) 473-2600
Fax: (415) 984.8701

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO SPHERE 3D CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ______________________________________________________

Signature of Authorized Signatory of Purchaser: _______________________________

Name of Authorized Signatory: _____________________________________________

Title of Authorized Signatory: ______________________________________________

Email Address of Authorized Signatory: ______________________________________

Facsimile Number of Authorized Signatory: ____________________________________

Address for Notice to Purchaser:

Address for Delivery of Warrants to Purchaser (if not same as address for notice):

DVP for Shares: _____________

Subscription Amount for Shares: ________________	Number of Shares: _____________________

Number of Warrants: _______________________

I understand that my Warrants will collectively have a 4.99% initial beneficial ownership blocker.

EIN Number: _______________________

[ ]  Notwithstanding anything contained in this Agreement to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in this Agreement to be purchased from the Company by the above-signed, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to Closing shall be disregarded, (ii) the Closing shall occur on the third (3rd) Trading Day following the date of this Agreement and (iii) any condition to Closing contemplated by this Agreement (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or purchase price (as applicable) to such other party on the Closing Date.

SPHERE 3D CORP.

DISCLOSURE SCHEDULE

[ • ], 2017

Set forth below are the exceptions to the representations and warranties of Sphere 3D Corp. made in Article III of the Securities Purchase Agreement dated as of [ • ], 2017 by and between Sphere 3D Corp. and each Purchaser (the “Agreement”). Terms used herein but not otherwise defined shall have the meaning ascribed in the Agreement, except where the content otherwise requires. Any information disclosed herein under any Article number shall be deemed to be disclosed and incorporated in any other section number of the Agreement where such disclosure would be appropriate or reasonably apparent. Nothing in this disclosure of exceptions is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant.

Schedule 3.1(a)

Subsidiaries

Name of subsidiary	Ownership and Voting Power Held	Jurisdiction of Incorporation or Organization
V3 Systems Holdings, Inc.	100%	Delaware, United States
Sphere 3D Inc.	100%	Ontario, Canada
Overland Storage, Inc.	100%	California, United States
Overland Storage (Europe), Ltd.	100%	United Kingdom
Overland Storage S.a.r.L.	100%	France
Overland Storage GmbH	100%	Germany
Overland Technologies Luxembourg S.a.r.L.	100%	Luxembourg
Tandberg Data Holdings S.a.r.L.	100%	Luxembourg
Tandberg Data SAS	100%	France
Tandberg Data (Asia) Pte., Ltd.	100%	Singapore
Tandberg Data (Japan), Inc.	100%	Japan
Tandberg Data (Hong Kong), Ltd.	100%	Hong Kong
Tandberg Data GmbH	100%	Germany
Tandberg Data Norge AS	100%	Norway
Guangzhou Tandberg Electronic Components Co. Ltd.	100%	China

Schedule 3.1(e)

Required Approvals

None.

Schedule 3.1(g)

Capitalization

Capitalization as of July 31, 2017

Shares outstanding	5,996,639

Warrants outstanding	1,161,470

Convertible Debenture (FBC)*	326,667

Convertible Debenture interest**	288,498

Options and restricted stock units	692,397
*Assuming FBC elects to convert

**Assuming Company elects to pay interest in shares

Affiliate Beneficial Stock Ownership

			Vested w/in	Vested w/in
			60 days	60 days
Name	Common Stock	Warrants	RSUs	Stock Options	Total	%(1)
Major Shareholders
MF Ventures -> 5% holder	1,394,570	181,818	0	0	1,576,388	25.54
Cyrus/FBC -> 5% holder	609,217	378,667	0	0	987,884	15.51
Sheldon Intewash -> 5% holder	324,480	8,800	0	0	333,280	5.56
Lynn Factor > 5% holder	399,000	42,780	0	0	441,780	7.32
Morgan Stanley(2)	312,686	0	0	0	0	5.21
Exec Officers and Directors
Eric Kelly - CEO/Director	50,616	0	2,240	4,977	57,833	<1
Kurt Kalbfleisch - CFO	9,765	0	1,600	3,555	14,920	<1
Peter Tassiopoulos - Pres/Dir	4,000	0	0	8,000	12,000	<1
Vic Mahadevan - Director	1,959	0	0	111	2,070	<1
Cheemin Bo-Linn - Director	0	0	0	0	0	0
Duncan McEwan - Director	0	0	0	0	0	0

(1) based upon 5,996,639 Shares Outstanding as of July 31, 2017.
(2) includes Common Shares beneficially owned by Morgan Stanley Smith Barney LLC, a wholly-owned subsidiary of Morgan Stanley.

Additional Common Stock Issued Since Last Periodic Report

On June 30, 2017, the Company issued 173,317 shares to FBC S.A.R.L. for payment of interest expense under the $24.5 million convertible note with FBC.

On July 11, 2017, the Company entered into amended and restated warrants with certain holders (the “Holders”) of warrants previously issued in March 2016 (the “Amended March 2016 Warrant”) and between December 2016 and March 2017 (the “Amended March 2017 Warrants” and together with the Amended March 2016 Warrant, the “Amended and Restated Warrants”). Pursuant to their terms, the Amended and Restated Warrants supersede and replace the previously issued warrants. Under the terms of the Amended and Restated Warrants, the Company may, at its sole discretion, opt to exchange no fewer than all of the Amended and Restated Warrants for 1,617,917 common shares, as adjusted for the Company’s share consolidation effective July 11, 2017 (the “Warrant Exchange”). Between July 19, 2017 and July 26, 2017, the company issued a total of 1,617,917 shares under the Warrant Exchange.

Shareholder and Voting Agreements

Board Nomination Right Agreement dated July 15, 2013, between Eric L. Kelly and the Company.

Voting Agreements, each dated July 15, 2013, between Mr. Kelly and certain shareholders of the Company.

Rights for Issuances/Adjustments Triggered by Issuance of the Securities

There are 12 warrants outstanding for an aggregate of 867,272 Common Shares issued in March 2017 (the “March 2017 Warrants”). If at any time while the March 2017 Warrants are outstanding, the Company sells or grants options to purchase, reprices or otherwise issues any Common Shares or securities convertible into Common Shares at a price less than $7.50, then the exercise price for the March 2017 Warrants will be reduced to such price, provided that the exercise price will not be lower than $0.10, and the number of Common Shares issuable under the March 2017 Warrants will be increased such that, after taking into account the decrease in the exercise price, the aggregate exercise price under the Warrants will remain the same. In addition, upon the occurrence of certain fundamental transactions, including certain mergers, sales of substantially all of our assets or those of our significant subsidiaries, and other significant corporate events, the March 2017 Warrant holders will have certain rights, including for the exchange of the March 2017 Warrants for warrants to purchase Common Shares of the successor entity and the right to have the Company purchase the warrants for their Black Scholes Value.

Other Rights for Issuances/Adjustments Triggered Held by Warrant Holders

There is one warrant outstanding for 60,000 shares issued on December 4, 2015 at a strike price of $62.50, which has price protection in the event of a “Variable Rate Transaction.” On May 28, 2016, the exercise price was adjusted to $27.00. The Securities Purchase Agreement to which the warrant relates defines a “Variable Rate Transaction” [as] a transaction in which the Company or any Subsidiary (i) issues or sells any Convertible Securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such Common Share Equivalents, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Common Share Equivalents or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares, other than pursuant to a customary anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby the Company or any Subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights).”

Schedule 3.1(h)

SEC Reports; Financial Statements

The predecessor entity to the Company was, at the time it became a public company, a capital pool company (CPC) regulated by the TSX Venture Exchange (the “TSXV”). The Company ceased to be a CPC on December 21, 2012 by completing a reverse takeover transaction with Sphere 3D Inc., constituting its “qualifying transaction” pursuant to the policies of the TSXV and has never been again a CPC, and thereby ceased to be a “Shell Company” at the same time as it ceased to be a CPC.

Schedule 3.1(i)

Material Changes; Undisclosed Events, Liabilities or Developments

On July 11, 2017, the Company entered into amended and restated warrants with certain holders (the “Holders”) of warrants previously issued in March 2016 (the “Amended March 2016 Warrant”) and between December 2016 and March 2017 (the “Amended March 2017 Warrants” and together with the Amended March 2016 Warrant, the “Amended and Restated Warrants”). Pursuant to their terms, the Amended and Restated Warrants supersede and replace the previously issued warrants. Under the terms of the Amended and Restated Warrants, the Company may, at its sole discretion, opt to exchange no fewer than all of the Amended and Restated Warrants for 1,617,917 common shares, as adjusted for the Company’s share consolidation effective July 11, 2017. Between July 14, 2017 and July 20, 2017, the Company notified the Holders of its intent to exchange all of the Amended and Restated Warrants, which exchange shall automatically occur on the third business day after such notice is duly given.

Schedule 3.1(j)

Litigation

None.

Schedule 3.1(l)

Compliance

None.

Schedule 3.1(o)

Title to Assets

The obligations under the Debenture with FBC Holdings are secured by substantially all assets of the Company.

The obligations under the Opus Credit Agreement are secured by substantially all assets of the Company.

Schedule 3.1(v)

Registration Rights

“Piggyback” registration rights contained in Warrant numbers 1 through 11 for the purchase of up to 818,182 Common Shares at an exercise price of $7.50 per share.

Schedule 3.1(w)

Listing and Maintenance Requirements

None.

Schedule 3.1(aa)

Outstanding Secured and Unsecured Indebtedness

Lender	Description	Principal Due

FBC Holding SARL	Debenture	$24,500,000.00

FBC Holding SARL	Term Loan	$2,115,384.62

Opus Bank	Revolving Loan	$8,195,018.00

Opus Bank	Term Loan	$10,000,000.00

Letters of Credit

Overland Storage, Inc.	$60,000 BWWS SP. Z.O.O., collateralized by cash

Overland Storage, Inc.	$75,000 Silicon Valley Bank, collateralized by cash

Overland Storage, Inc.	$400,000 HP issued by Opus

Schedule 3.1(bb)

Tax Status Exceptions

None.

Schedule 3.1(dd)

Accountants

Moss Adams LLP, Certified Public Accountants

Schedule 3.1(nn)

Foreign Private Issuer Status

The Company is currently evaluating whether it will continue to qualify as a Foreign Private Issuer based on its share holdings as of June 30, 2017. In the event that the Company will no longer continue to qualify as a Foreign Private Issuer, the Company will be required to comply all applicable rules and regulations beginning January 1, 2018.

EXHIBIT A

Form of Warrant

EXHIBIT B

Form of Registration Rights Agreement

Special Conditions for Canadian Purchasers

(Alberta, British Columbia, Ontario, Québec)

This Schedule I, including Annex I-1 annexed hereto, are to be completed and executed by any Purchaser who is a resident in or otherwise subject to the securities laws of a jurisdiction of Canada. The Company and each Canadian Purchaser are executing and delivering this Agreement in reliance upon the Canadian prospectus exemption provided by Section 2.3 of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable.

This Schedule I, including Annex I-1 annexed hereto, forms part of the Securities Purchase Agreement to which it is attached (the “Agreement”) and the Purchaser is otherwise subject to the terms and conditions specified in such Agreement. Terms not otherwise defined herein have the meanings attributed to them in the Agreement.

1.	Acknowledgments of the Purchaser

The Purchaser acknowledges that:

(a)                  AN INVESTMENT IN THE SECURITIES IS NOT WITHOUT RISK AND THE PURCHASER MAY LOSE ITS ENTIRE INVESTMENT;

(b)                  The Company may complete additional financings in the future in order to develop the business of the Company and fund its ongoing development, and such future financings may have a dilutive effect on current securityholders of the Company, including the Purchaser;

(c)                  The offer, sale and issuance of the Securities is exempt from the prospectus requirements of Canadian securities laws and, as a result: (i) the Purchaser may not receive information that would otherwise be required under Canadian securities laws or be contained in a prospectus prepared in accordance with Canadian securities laws, (ii) the Purchaser is restricted from using most of the protections, rights and remedies available under Canadian securities laws, including statutory rights of rescission or damages, and (iii) the Company is relieved from certain obligations that would otherwise apply under Canadian securities laws;

(d)                  No prospectus has been filed with any Regulator in Canada in connection with the Transaction and no Regulator in Canada has made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Securities. As used in this Schedule, “Regulator” means (i) any governmental or public entity department, court, commission, board, bureau, agency or instrumentality, (ii) any quasi-governmental, self-regulatory or private body exercising any regulatory authority and (iii) any stock exchange;

(e)                  The Securities are being offered on a “private placement” basis and will be subject to resale restrictions under Canadian securities laws, and the Company may make a notation on its records or give instructions to any transfer agent of the Shares in order to implement such resale restrictions;

(f)                  The Company is required to file a report of trade with all applicable Regulators containing personal information about Purchasers of the Securities. This report of trade will include the full name, residential address and telephone number of each Purchaser, the number and type of Securities purchased, the total purchase price paid for such Securities, the date of the Closing and the prospectus exemption relied upon under Canadian securities laws to complete such purchase. In Ontario, this information is collected indirectly by the OSC under the authority granted to it under, and for the purposes of the administration and enforcement of, the securities legislation in Ontario. Any Purchaser may contact the Administrative Support Clerk at the OSC at Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario, M5H 3S8 or by telephone at (416) 593-3684 for more information regarding the indirect collection of such information by the OSC. The Company may also be required pursuant to Canadian securities laws to file this Agreement on SEDAR. By completing this Agreement, the Purchaser authorizes the indirect collection of the information described in this Section 1(f) by all applicable Regulators and consents to the disclosure of such information to the public through (i) the filing of a report of trade with all applicable Regulators and (ii) the filing of this Agreement on SEDAR.

(g)                  The physical certificates representing the Securities (and any replacement certificate issued prior to the expiration of the applicable hold periods), if any, will bear a legend in accordance with Canadian securities laws in substantially the following form and, in the event that no physical certificates are issued, the below constitutes written notice of the legend restriction under applicable Canadian securities laws:

“UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY TO OR FOR THE BENEFIT OF A CANADIAN PURCHASER UNTIL THE DATE THAT IS FOUR MONTHS AND A DAY AFTER [INSERT DISTRIBUTION DATE].”

2.	Representations and Warranties of the Purchaser

The Purchaser represents and warrants as follows to the Company at the date of this Agreement and at the Closing Date and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the offer, sale and issuance of the Securities to the Purchaser:

(a)                  THE PURCHASER HAS KNOWLEDGE IN FINANCIAL AND BUSINESS AFFAIRS, IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE SECURITIES, AND IS ABLE TO BEAR THE ECONOMIC RISK OF SUCH INVESTMENT EVEN IF THE ENTIRE INVESTMENT IS LOST;

(b)                  The Purchaser has not been provided with a prospectus, an offering memorandum or any other document in connection with its subscription for Securities (other than the Canadian Offering Memorandum dated on or about the date hereof, remitted to the Purchaser) and the decision to subscribe for Securities and execute this Agreement has not been based upon any verbal or written representation made by or on behalf of the Company or any employee or agent of the Company;

(c)                  The distribution of the Securities has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisement including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(d)                  The Purchaser is eligible to purchase the Securities pursuant to an exemption from the prospectus requirements of Canadian securities laws. The Purchaser has completed and delivered to the Company the Canadian Purchaser Certificate annexed to this Schedule I as Annex I-1, evidencing the Purchaser's status and criteria for reliance on the relevant prospectus exemption under Canadian securities laws and: (i) confirms that it complies with the criteria for reliance on the prospectus exemption and the truth and accuracy of all statements made in such certificate as of the date of this Agreement and as of the Closing Date; (ii) understands that the Company is required to verify that the Purchaser satisfies the relevant criteria to qualify for the prospectus exemption; and (iii) may be required to provide additional information or documentation to evidence compliance with the prospectus exemption.

(e)                  The Purchaser is resident in the province of Alberta, British Columbia, Ontario or Québec, and, where required, is purchasing the Securities as principal;

(f)                  The Purchaser has been independently advised as to and is aware of the resale restrictions under Canadian securities laws with respect to the Securities;

(g)                  The Purchaser has obtained such legal and tax advice as it considers appropriate in connection with the offer, sale and issuance of the Securities and the execution, delivery and performance by it of this Agreement and the transactions contemplated by the Transaction Documents. The Purchaser is not relying on the Company, its affiliates or its counsel in this regard;

(h)                  None of the funds that the Purchaser is using to purchase the Securities are to the knowledge of the Purchaser, proceeds obtained or derived, directly or indirectly, as a result of illegal activities;

(i)                  No Person has made any oral or written representations to the Purchaser: (i) that any Person will resell or repurchase; (ii) that any Person will refund the purchase price of the Securities; or (iii) as to the future value or price of any of the Securities;

(j)                  The funds representing the aggregate Purchase Price advanced by the Purchaser are not proceeds of crime as defined in the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”). To the Purchaser's knowledge none of the subscription funds to be provided by the Purchaser (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada or any other applicable jurisdiction, or (ii) are being tendered on behalf of a person or entity (A) with whom the Company would be prohibited from dealing with under applicable money laundering, terrorist financing, economic sanctions, criminal or other similar laws or regulations or (B) who has not been identified to the Purchaser. The Purchaser acknowledges that the Company may in the future be required by law to disclose the Purchaser's name and other information relating to this Agreement and the Purchaser's subscription hereunder, on a confidential basis pursuant to the PCMLTFA or other laws or regulations and shall promptly notify the Company if the Purchaser discovers that any of the foregoing representations ceases to be true, and to provide the Company with appropriate information in connection therewith.

3.	Covenants of the Purchaser

(a)                  The Purchaser will comply with Canadian securities laws concerning the subscription, purchase, holding and resale of the Securities and will consult with its legal advisers with respect to complying with resale restrictions under Canadian securities laws with respect to the Securities. Resale restrictions may apply to resales of the Securities outside of Canada.

(b)                  The Purchaser will execute, deliver, file and otherwise assist the Company in filing any reports, undertakings and other documents required under Canadian securities laws in connection with the offer, sale and issuance of the Securities.

4.	Language

The Purchaser confirms its express wish that this Agreement (including all Schedules and Annexes), the Transaction Documents and all related documents be drafted in English. L’acquéreur confirme sa volonté expresse que la présente convention (y compris toutes les annexes et tous les appendices), les « Transaction Documents » décrits à la présente convention, ainsi que tous les documents et contrats s'y rapportant directement ou indirectement soient rédigés en anglais.

[Signature page follows]

The Purchaser:	[__________________________]

By:
Name:
Title:

[Annex I-1 on next page]

Annex I-1

Canadian Purchaser Certificate
(annex to Schedule I (Special Conditions for Canadian Purchasers))

TO:	SPHERE 3D CORP. (THE “ISSUER”)

I.	REPRESENTATIONS AND WARRANTIES

Reference is made to the Securities Purchase Agreement between, the Issuer and the undersigned (referred to herein as the “Purchaser”) dated as of the date hereof (the “Agreement”). Upon execution of this Canadian Purchaser Certificate by the Purchaser, this Canadian Purchaser Certificate shall be incorporated into and form a part of the Agreement with respect to such Purchaser. Terms not otherwise defined herein have the meanings attributed to them in the Agreement (including Schedule I thereto) and in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”). All monetary references in this Annex I-1 are in Canadian dollars.

In connection with the purchase of the Securities by the Purchaser, the Purchaser hereby represents, warrants and certifies to the Issuer that the Purchaser:

is purchasing the Securities as principal;

is resident in or is subject to the laws of the Province of (check one):

[ ] Alberta	[ ] Ontario

[ ] British Columbia	[ ] Quebec

is an “accredited investor” (as defined in NI 45-106 and/or Section 73.3 of the Securities Act (Ontario), as applicable), and falls within the category(ies) of accredited investor (check all applicable exemptions):

[ ]	1.	a financial institution

[ ]	2.	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

[ ]	3.

a subsidiary of any person referred to in paragraphs (1) or (2), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

[ ]	4.	a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer,

[ ]	5.	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (4),

[ ]	6.

an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

[ ]	7.	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

[ ]	8.

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec,

[ ]	9.	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

[ ]	10.	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada,

[ ]	11.	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000,

		[ ] - Please mark to indicate that you have returned an executed copy of Form 45- 106F9 (attached to this Certificate)

[ ]	12.	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000,

[ ]	13.

an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

		[ ] - Please mark to indicate that you have returned an executed copy of the Risk Acknowledgement Form 45-106F9 (attached to this Certificate)

[ ]	14.	an individual who, either alone or with a spouse, has net assets of at least $5,000,000,

		[ ] - Please mark to indicate that you have returned an executed copy of the Risk Acknowledgement Form 45-106F9 (attached to this Certificate)

[ ]	15.

a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor as defined in this paragraph (15),

[ ]	16.	an investment fund that distributes or has distributed its securities only to

		(i) a person that is or was an accredited investor at the time of the distribution,

(ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) of NI 45-106, or 2.19 (Additional investment in investment funds) of NI 45-106, or

		(iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106,

[ ]	17.

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

[ ]	18.

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

[ ]	19.

a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,

[ ]	20.

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

[ ]	21.	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (1) to (4) or paragraph (10) in form and function,

[ ]	22.

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

[ ]	23.	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser,

[ ]	24.	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor,

[ ]	25.

a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

AS USED IN THIS ANNEX I-1, THE FOLLOWING TERMS HAVE THE FOLLOWING MEANINGS:

"control person" means

in Ontario and Alberta:

(a)                                    a person or company who holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and, if a person or company holds more than 20 per cent of the voting rights attached to all outstanding voting securities of an issuer, the person or company is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer, or

(b)                                    each person or company in a combination of persons or companies, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and, if a combination of persons or companies holds more than 20 per cent of the voting rights attached to all outstanding voting securities of an issuer, the combination of persons or companies is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer;

in British Columbia:

(a)                                    a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, or

(b)                                    each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and, if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer;]

in Quebec:

(a)                                    a person that, alone or with other persons acting in concert by virtue of an agreement, holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer. If the person, alone or with other persons acting in concert by virtue of an agreement, holds more than 20% of those voting rights, the person is presumed to hold a sufficient number of the voting rights to affect materially the control of the issuer; and

"director" means

(b)                                    a member of the board of directors of a company or an individual who performs similar functions for a company, and

(c)                                    with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

"eligibility adviser" means

(d)                                    a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed.

"executive officer" means, for an issuer, an individual who is

(e)                                    a chair, vice-chair or president,

(f)                                    a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(g)                                    performing a policy-making function in respect of the issuer;

"financial assets" means

(h)                                    cash,

(i)                                    securities, or

(j)                                    a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

"financial institution" means,

(k)                                    other than in Ontario,

(i)                  an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act,

(ii)                  a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada; or

(iii)                  a Schedule III bank,

(l)                                    and in Ontario,

(i)                  a bank listed in Schedule I, II or III to the Bank Act (Canada);

(ii)                  an association to which the Cooperative Credit Association Act (Canada) applies or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act; or

(iii)                 a loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative or credit union league or federation that is authorized by a statute of Canada or Ontario to carry on business in Canada or Ontario, as the case may be.

"founder" means, in respect of an issuer, a person who,

(m)                                   acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(n)                                    at the time of the distribution or trade is actively involved in the business of the issuer;

"fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

"investment fund" has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

"person" includes

(o)                                    an individual,

(p)                                    a corporation,

(q)                                   a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(r)                                    an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

"related liabilities" means

(s)                                   liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(t)                                    liabilities that are secured by financial assets;

"Schedule III bank" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

"spouse" means, an individual who,

(u)                                    is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(v)                                    is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(w)                                   in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

"subsidiary" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

Interpretation

In this Annex I-1, a person (first person) is considered to control another person (second person) if

(x)                                    the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

(y)                                    the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

(z)                                    the second person is a limited partnership and the general partner of the limited partnership is the first person.

Certified at ________________________ this, ____________________________ .
By: ________________________________________
____________________________________________
Witness	Name:

Title:

Form 45-106F9
Form for Individual Accredited Investors

WARNING! This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.

SECTION 1 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITYHOLDER
1. About your investment
Type of securities: Common Shares, Warrants	Issuer:
Purchased from: Sphere 3D Corp.
SECTIONS 2 TO 4 TO BE COMPLETED BY THE INVESTOR
2. Risk acknowledgement
This investment is risky. Initial that you understand that:	Your initials
Risk of loss – You could lose your entire investment of: ___________________ .
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment.
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.
3. Accredited investor status
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement). The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	Your initials

•         Your net income before taxes was more than C$200,000 in each of the 2 most recent calendar years, and you expect it to be more than C$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)

Your initials
• Your net income before taxes combined with your spouse’s was more than C$300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than C$300,000 in the current calendar year.
• Either alone or with your spouse, you own more than C$1 million in cash and securities,
• Either alone or with your spouse, you have net assets worth more than C$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)

4. Your name and your signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and last name (please print):
Signature:	Date:
SECTION 5 TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information

First and last name of salesperson (please print):
Telephone:	Email:
Name of firm (if registered):
SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY
6. For more information about this investment, contact:
Sphere 3D Corp.

Investor Contact:

MKR Group Inc.

Todd Kehrli or Jim Byers

+1 323/468-2300

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.